CUSIP No. 72120L100

SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 13G
(Rule 13d-102)

INFORMATION TO BE INCLUDED IN STATEMENTS FILED PURSUANT
TO RULES 13d-1(b),(c) AND (d) AND AMENDMENTS THERETO FILED
PURSUANT TO RULE 13d-2(b)
(Amendment No. )[1]

Rallybio Corporation
(Name of Issuer)

Class A Common Stock, $0.0001 par value
(Title of Class of Securities)

72120L100
(CUSIP Number)

April 10, 2024
(Date of Event Which Requires Filing of this Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

[ ] Rule 13d-1(b)

[X] Rule 13d-1(c)

[ ] Rule 13d-1(d)

__________________________

[1] The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page. The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act.

1.		NAME OF REPORTING PERSON Johnson & Johnson
2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) [ ] (b) [ ]
3.		SEC USE ONLY
4.		CITIZENSHIP OR PLACE OF ORGANIZATION New Jersey
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5.	SOLE VOTING POWER -0-
	6.	SHARED VOTING POWER 3,636,363
	7.	SOLE DISPOSITIVE POWER -0-
	8.	SHARED DISPOSITIVE POWER 3,636,363
9.		AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 3,636,363
10.	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES	[ ]
11.		PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9) 8.8% (1)
12.		TYPE OF REPORTING PERSON CO

(1) As of April 10, 2024 and as of the date of this filing (see Item 4)

1.		NAME OF REPORTING PERSON Johnson & Johnson Innovation-JJDC, Inc.
2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) [ ] (b) [ ]
3.		SEC USE ONLY
4.		CITIZENSHIP OR PLACE OF ORGANIZATION Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5.	SOLE VOTING POWER -0-
	6.	SHARED VOTING POWER 3,636,363
	7.	SOLE DISPOSITIVE POWER -0-
	8.	SHARED DISPOSITIVE POWER 3,636,363
9.		AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 3,636,363
10.	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES	[ ]
11.		PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9) 8.8% (1)
12.		TYPE OF REPORTING PERSON CO

(1) As of April 10, 2024 and as of the date of this filing (see Item 4)

SCHEDULE 13G

ITEM 1(a)	NAME OF ISSUER:

Rallybio Corporation

ITEM 1(b)	ADDRESS OF ISSUER’S PRINCIPAL EXECUTIVE OFFICES:

234 Church Street, Suite 1020 New Haven, CT 06510

ITEM 2(a)	NAME OF PERSON FILING:

This statement is being filed by Johnson & Johnson, a New Jersey corporation (“J&J”), and Johnson & Johnson Innovation-JJDC, Inc., a Delaware corporation (“JJDC”). JJDC is a wholly-owned subsidiary of J&J. The securities reported herein as being held by J&J and JJDC are directly beneficially owned by JJDC. J&J may be deemed to indirectly beneficially own the securities that are directly beneficially owned by JJDC. The Joint Filing Agreement between J&J and JJDC is attached hereto as Exhibit A.

ITEM 2(b)	ADDRESS OF PRINCIPAL BUSINESS OFFICE:

J&J: One Johnson & Johnson Plaza, New Brunswick, NJ 08933 JJDC: 410 George Street, New Brunswick, NJ 08901

ITEM 2(c)	CITIZENSHIP:

J&J: New Jersey JJDC: Delaware

ITEM 2(d)	TITLE OF CLASS OF SECURITIES:

Common Stock, $0.0001 par value (“Common Stock”)

ITEM 2(e)	CUSIP NUMBER:

72120L100

ITEM 3	STATEMENTS FILED PURSUANT TO RULES 13D-1(B) OR 13D-2(B) OR (C):

Not applicable.

ITEM 4	OWNERSHIP:

The information set forth in the cover pages of this Schedule 13G is incorporated herein by reference.

Percentage ownership as of April 10, 2024 is based on 41,448,333 shares of Common Stock outstanding, consisting of (i) 37,811,970 shares outstanding as of March 31, 2024, as reported in the Issuer’s proxy statement filed with the Securities and Exchange Commission on April 11, 2024, plus (ii) 3,636,363 shares of Common Stock issued to JJDC in a private placement on April 10, 2024.

Percentage ownership as of the date of this filing is based on 41,449,297 shares of Common Stock outstanding as of May 6, 2024, as reported in the Issuer’s Report on Form 10-Q for the period ended March 31, 2024 filed with the Securities and Exchange Commission on May 9, 2024.

ITEM 5	OWNERSHIP OF FIVE PERCENT OR LESS OF A CLASS:

Not applicable.

ITEM 6	OWNERSHIP OF MORE THAN FIVE PERCENT ON BEHALF OF ANOTHER PERSON:

Not applicable.

ITEM 7	IDENTIFICATION AND CLASSIFICATION OF THE SUBSIDIARY WHICH ACQUIRED THE SECURITY BEING REPORTED ON BY THE PARENT COMPANY:

Not applicable.

ITEM 8	IDENTIFICATION AND CLASSIFICATION OF MEMBERS OF THE GROUP:

Not applicable.

ITEM 9	NOTICE OF DISSOLUTION OF GROUP:

Not applicable.

ITEM 10	CERTIFICATION:

By signing below the undersigned certify that, to the best of their knowledge and belief, the securities referred to above were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the Issuer and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect.

SIGNATURE

After reasonable inquiry and to the best of their knowledge and belief, the undersigned certify that the information set forth in this statement is true, complete and correct.

Dated: July 30, 2024

JOHNSON & JOHNSON
By:	/s/ Marc Larkins
Name:	Marc Larkins
Title:	Secretary

JOHNSON & JOHNSON INNOVATION-JJDC, INC.

By:	/s/ Jill McManus
Name:	Jill McManus
Title:	Assistant Treasurer

EXHIBIT A

JOINT FILING AGREEMENT

The undersigned hereby agree that the statement on Schedule 13G to which this Agreement is annexed as Exhibit A, and any amendments thereto, is and will be filed on behalf of each of them in accordance with the provisions of Rule 13d-1(k) under the Securities Exchange Act of 1934, as amended.

Dated: July 30, 2024

JOHNSON & JOHNSON
By:	/s/ Marc Larkins
Name:	Marc Larkins
Title:	Secretary

JOHNSON & JOHNSON INNOVATION-JJDC, INC.

By:	/s/ Jill McManus
Name:	Jill McManus
Title:	Assistant Treasurer